UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)

The J.G. Wentworth Company

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

46618D108

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 46618D108	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kerrisdale Partners Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 549,494
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 549,494
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 549,494
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 46618D108	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kerrisdale Advisers LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 549,494
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 549,494
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 549,494
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON* IA, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 46618D108	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sahm Adrangi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 549,494
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 549,494
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 549,494
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON* IN, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT

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AMENDMENT NO. 1 TO SCHEDULE 13G

This Amendment No. 1 (this “Amendment”) to the Schedule 13G originally filed with the Securities and Exchange Commission on February 21, 2014 (the “Schedule 13G”) is being filed on behalf of Kerrisdale Partners Master Fund Ltd, Kerrisdale Advisers LLC and Sahm Adrangi relating to shares of Class A Common Stock, par value $0.00001 per share (the “Common Stock”), of The J.G. Wentworth Company, a Delaware corporation (the “Issuer”).

Item 1(a)	Name of Issuer.

The J.G. Wentworth Company

Item 1(b)	Address of Issuer’s Principal Executive Offices.

201 King of Prussia Rd, Suite 501, Radnor, PA 19087, USA

ITEM 2(a).	NAME OF PERSON FILING:

Kerrisdale Partners Master Fund Ltd

Kerrisdale Advisers LLC

Sahm Adrangi

Item 2(a)-(c)	Name of Person Filing.

Address of Principal Business Office, or, if non, Residence.

Place of Organization.

This Amendment is jointly filed by:

(i) Kerrisdale Partners Master Fund Ltd (the “Master Fund”), a Cayman Islands exempted company;

(ii) Kerrisdale Advisers, LLC (the “Adviser”), a New York limited liability company and the investment manager to the Master Fund, with respect to the Common Stock held by the Master Fund;

(iii) Sahm Adrangi, a Canadian citizen and the managing member of the Adviser, with respect to the Common Stock held by the Master Fund.

The persons identified in (i) through (iii) above are herein referred to as the “Reporting Persons.”

Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

The principal place of business for each of the Reporting Persons:

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The Investment Manager/Investment Adviser and General Partner address is 1212 Avenue of the Americas, 3rd Floor, NY, NY 10036, USA. The registered office address of the Master Fund is c/o Intertrust Corporate Services (cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

Item 2(c)	Citizenship:

Kerrisdale Partners Master Fund Ltd - Cayman Islands

Kerrisdale Advisers LLC - New York

Sahm Adrangi - Canada

Item 2(d)	Title of Class of Securities.

Class A Common Stock, par value $0.00001 per share

Item 2(e)	CUSIP Number.

46618D108

Item 3	If this statement is Filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the Filing person is.

Not Applicable

Item 4	Ownership.

(a) As of the date hereof, each of the Reporting Persons beneficially owns the 549,494 shares of Common Stock held by the Master Fund.

(b) The shares beneficially owned constitute 3.7% of the Common Stock.

The approximate percentage of Common Stock reported as beneficially owned by each of the Reporting Persons is based upon the sum of 14,923,670 shares of Common Stock outstanding as of November 13, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q for quarterly period ended September 30, 2014 filed by the Issuer with the Securities and Exchange Commission on November 14, 2014.

(c) The Adviser and Mr. Adrangi have the shared power to vote and dispose of the shares of Common Stock held by the Master Fund reported in this Amendment. The Master Fund has the sole right to vote and dispose of the shares of Common Stock held by it.

Item 5	Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

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The Reporting Persons beneficially own less than five percent of the Common Stock.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10 Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2015
Kerrisdale Partners Master Fund Ltd

	Signature:	/s/ Sahm Adrangi
Name: Sahm Adrangi
Title: Director

Kerrisdale Advisers LLC

	Signature:	/s/ Sahm Adrangi
Name: Sahm Adrangi
Title: Managing Member

/s/ Sahm Adrangi
Sahm Adrangi

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